John Hancock Series Trust

601 Congress Street

Boston, Massachusetts 02210

September 26, 2007

BY EDGAR

Brion R. Thompson, Esq.

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Request by John Hancock Series Trust (“Registrant”)

for Withdrawal of Registration Statement on Form N-14 (File No. 333-146172)

Dear Mr. Thompson:

Please accept this withdrawal request pursuant to Securities Act Rule 477 on behalf of Registrant. The relevant details concerning this request are as follows:

•	Name and CIK of Registrant: John Hancock Series Trust (0000357238).
•	Accession number of filing that is the subject of the request: 0001010521-07-000640.
•

Circumstances associated with the request: At the time of the filing, which concerns a merger of two of Registrant’s series, Registrant did not include the class identifiers for the target series of Registrant involved in the proposed merger.

•	1933 Act Number that was newly generated with the registration statement filing on Form N-14 to be withdrawn: 333-146172.
•	No securities have been sold in connection with this offering.

If you have any questions about this filing, please call George P. Attisano, at Kirkpatrick & Lockhart Preston Gates Ellis LLP, counsel to the Trust, at (617) 261-3240.

Very truly yours,

/s/ Alfred P. Ouellette

Alfred P. Ouellette